United States securities and exchange commission logo





                              January 3, 2021

       Kyle Kingsley
       Chief Executive Officer
       Vireo Health International, Inc.
       207 South 9th Street
       Minneapolis, MN 55402

                                                        Re: Vireo Health
International, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed December 22,
2020
                                                            File No. 000-56225

       Dear Dr. Kingsley:

              We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10-12G

       Item 1. Business
       Background, page 6

   1. We note your revised disclosure on page 6 indicating that you expect to open one additional dispensary
in Maryland during the first quarter of 2021 and, subject to regulatory approval,
one dispensary in Maryland during 2021. Please update your
                                                        disclosure to clarify
whether these are 2 separate dispensaries or references to the same dispensary.
   2. We note your response to prior comment 2 and updated disclosure. Please revise your disclosure to briefly
discuss the nature of the affiliation between you and Dorchester
                                                        Management, LLC.
 Kyle Kingsley
FirstName  LastNameKyle
Vireo Health International,Kingsley
                           Inc.
Comapany
January    NameVireo Health International, Inc.
        3, 2021
January
Page 2 3, 2021 Page 2
FirstName LastName
General Development of the Business, page 8

3. We note your response to prior comment 4 and updated disclosures that you are seeking to develop intellectual property complementary to your mission. We further note that you continue to state that your intellectual property operations provide a path to long-term value creation. Please update your disclosures to discuss any material steps you have taken to develop this aspect of your business, or alternatively, clearly disclose that you have not yet taken any material steps.
Recent Acquisitions, page 9

4. We note your revised disclosure indicating that you agreed to purchase Mayflower
         Botanicals, Inc. for an aggregate purchase price of $10M. We further note your disclosure indicating that you delivered $1.025M in cash and shares valued at $12.888M at the closing of the transaction. Please update your disclosure to discuss why you paid additional consideration at closing beyond the agreed-upon purchase price of $10M.

         For each of the Mayflower Botanicals, Inc. acquisition and the other acquisitions described in this subsection, please revise your disclosure to clarify whether you have any ongoing obligations related to each acquisition, including contingent payment obligations.
5. We note your response to prior comment 9 and updated disclosure. We further note your disclosure elsewhere in the registration statement that the Nevada Cannabis Compliance
         Board has approved the transfer of MJ Distributing P132, LLC and MJ Distributing C201,
         LLC to one of your subsidiaries. Please update your disclosure to briefly discuss how the
         Nevada Cannabis Compliance Board's approval of the transfer will impact the Nevada
         Department of Taxation's potential approval.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Summary of Significant Accounting Policies, page 82

6. As requested in comment 22, please expand your disclosures for the critical estimates used in preparing the consolidated financial statements to provide the disclosures in
         Section 501.14 of the Financial Reporting Codification. These disclosures should clearly explain what the critical estimate is; the uncertainties associated with the critical estimate;
         the methods and assumptions used to make the critical estimate, including an explanation as to how you arrived at the assumptions used; the events or transactions that could materially impact the assumptions made; and how reasonably likely changes to those assumptions could impact your consolidated financial statements. Please ensure you address the following:
             Provide your specific assumptions and estimates used to calculate net realizable value for inventory along with the specific facts and circumstances that led to net realizable value falling below the carrying value. In this regard, non-recurring operational expenses and operational inefficiencies are uninformative and could apply to any marijuana company. Refer to prior comment 29 and ASC 330-10-50-6 and ASC
 Kyle Kingsley
FirstName  LastNameKyle
Vireo Health International,Kingsley
                           Inc.
Comapany
January    NameVireo Health International, Inc.
        3, 2021
January
Page 3 3, 2021 Page 3
FirstName LastName
              275-10-50 for guidance.
                For the amount of goodwill remaining subsequent to the impairment charge for each reporting unit, disclose the specific facts and circumstances that could reasonably occur and result in a change in the assumptions used to estimate the fair value of the reporting unit and result in the recognition of an additional material impairment charge. In this regard, the reporting units now have zero headroom, so a material change in the assumptions would materially impact your consolidated financial statements. Refer to the second bullet to prior comment 30 and Sections 216, 501.02, and 501.12.b.3 of the Financial Reporting Codification for guidance.
Item 11. Description of the Registrant's Securities to be Registered, page 101

7. Please revise your disclosure in this section to discuss the material terms of the Coattail
         Agreement dated March 18, 2019 filed as Exhibit 4.1 to your registration statement.
Consolidated Statements of Net Loss and Comprehensive Loss, page F-3

8. We note your response to comment 26. Please also revise your annual financial statements to address the capitalization of depreciation cost into inventory and excluding non-cash expenses from net loss on the cash flows statements.
2. Summary of Significant Accounting Policies
Net loss per share, page F-10

9. We note your response to comment 27. Please also provide the expanded disclosures requested for number of shares, by type of potentially dilutive security, that could potentially dilute earnings per share in the future in your annual financial statements.
Unaudited Pro Forma Combined Financial Statements, page F-79

10. Please expand your presentation to include the pending sales of Pennsylvania Dispensary
         Solutions, LLC and Ohio Medical Solutions, Inc. to allow investors to better understand the impact of the sale of these businesses on your results of operations and financial position in accordance with Item 303 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracey Houser at 202-551-3736 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Dorrie Yale at 202-551-8776 with any other questions.
 Kyle Kingsley
Vireo Health International, Inc.
January 3, 2021
Page 4
                                                Sincerely,
FirstName LastNameKyle Kingsley
                                                Division of Corporation Finance
Comapany NameVireo Health International, Inc.
                                                Office of Life Sciences
January 3, 2021 Page 4
cc:       Thomas M. Rose
FirstName LastName